EMBRAER- EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

MARKET ANNOUNCEMENT

With the filing of our Annual Report on Form 20-F 2007 today, we bring to your attention certain differences between the unaudited figures presented in our 4Q07/FY 2007 results release and the audited figures contained in the Form 20-F 2007.

As a brief summary, the main points to be highlighted are:

•
In 2007, we securitized our ERJ 145 and EMBRAER 170/190 aircraft secured loan portfolio for the total amount of US$193.9 million, resulting from certain bridge financing agreements executed with our airline customers over the last few years. After further analysis of SFAS 140 - “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statements 125” this amount was accounted for as collateralized accounts receivable and its corresponding non-recourse and recourse debt;

•
We allocated the total employee profit sharing expenses of US$71.0 million to Cost of Sales and Services, Selling, General and Administrative and Research and Development expenses, according to the correspondent cost center structure of each employee;

•
Favorable decisions to us against the extension of the basis of calculation of the PIS and COFINS taxes, resulted in a non-recurring event of US$186.3 million, accounted for as other operating expenses, net. After further discussions of Brazilian and US GAAP interpretation, we reclassified US$81.5 million, corresponding to the accrued interest over the dispute period, from other operating expenses to interest income (expenses), net.

The reported differences did not affect our net income for the period.

São José dos Campos, May 19, 2008

Antonio Luiz Pizarro Manso
Executive Vice President, Finance & CFO